Mail Stop 6010
      April 24, 2006

VIA U.S. MAIL AND FACSIMILE (412) 279-0355

Keith Keeling
Chief Executive Officer
Diasense, Inc.
2275 Swallow Hill Road, Building 2500
Pittsburgh, PA  15220


      Re:	Diasense, Inc.
		Form 10-K for the fiscal year ended September 30, 2005
      Filed January 17, 2006
      Form 10-Q for the quarterly period ended December 31, 2005
		File No. 000-26504

Dear Mr. Keeling:

      We have reviewed your response dated March 30, 2006 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2005

General
1. We note your responses to prior comment 3 - 10 in our letter dated
March 17, 2006. Please note that these comments will remain unresolved until the amendment is filed.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Critical Accounting Policies
2. We note your response and proposed revised disclosure related to prior comment one in our letter dated March 17, 2006. It appears as though the valuation of warrants and stock based compensation may be a critical accounting policy which should be discussed separately in your MD&A. In this disclosure, you should discuss the judgments and basis for assumptions that underlie your accounting policies. We refer you to FR-60 and FR-72 for guidance. Please revise as appropriate.

Results of Operations
3. We refer to your response to prior comment two in our letter dated
March 17, 2006. Please revise your filing to clearly disclose why you are not legally obligated for the accounts payable that was reversed into income. Please also tell us whether the creditor has subsequently demanded payment for the accounts payable.

Form 10-Q for the quarter ended December 31, 2005

General
4. We note your responses to prior comments 11 and 13 in our letter dated March 17, 2006. Please note that these comments will remain unresolved until the amendment is filed.

Item 3.  Controls and Procedures
5. We note your proposed revised disclosure in response to prior comment 12 in our letter dated March 17, 2006 that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.
6. As a related matter, we note your statement that you "concluded that the disclosure controls and procedures in place are adequate to ensure that information required ... with applicable rules and regulations." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

Mr. Keeling
Diasense, Inc.
April 24, 2006
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